Exhibit 99.1

FLJ Group Limited Amends the Maturity Date of the Promissory Notes

SHANGHAI, China, February 9, 2024 - FLJ Group Limited (NASDAQ: FLJ) (“FLJ” or the “Company”), today has agreed with the Alpha Mind Promissory Noteholders (defined below) to extend the maturity date of the Alpha Mind Promissory Note (defined below) from March 25, 2024 to June 30, 2024 (or such other date as the parties may further agree).

As previously announced, the Company acquired all the issued and outstanding shares in Alpha Mind Technology Limited for an aggregate all-cash purchase price of US$180,000,000 or RMB equivalent, paid in the form of the notes (the “Alpha Mind Promissory Notes”) which were delivered to each of the sellers (the “Alpha Mind Promissory Noteholders”) in an aggregate amount equal to the purchase price on December 28, 2023.

About FLJ Group Limited

FLJ Group Limited, through its subsidiaries and consolidated variable interest entities, operates insurance agency and insurance technology business. The insurance agency operates nationwide in the PRC with a wide range of insurance products, including but not limited to property insurance, homeowner’s insurance, life insurance, health insurance, business insurance and worker’s compensation insurance. The insurance agency is PRC-licensed and works with around 180 insurance carriers. The insurance technology business is focused on operating and developing next-generation insurance technology in the PRC, including developing SaaS platforms to connect consumers and underwriting support.

For investor and media inquiries, please contact:

FLJ Group Limited

E-mail: ir@qk365.com

Christensen
In China
Mr. Rene Vanguestaine
Phone: +86-10-5900-1548
E-mail: rene.vanguestaine@christensencomms.com

In the U.S.
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: linda.bergkamp@christensencomms.com